

September 20, 2013

Via E-mail
Niels M. Johnsen
Chief Executive Officer
International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602

> **Re:** **International Shipholding Corporation**
> **Registration Statement on Form S-3**
> **Filed September 3, 2013**
> **File No. 333-190969**

Dear Mr. Johnsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2012 and a subsequent periodic report. Please note that all such comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of this registration statement.

Exhibit 5.1

2. Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

3. Please refer to the fifth opinion. We note counsel's reference in sub-clause (vi) that the debt securities registered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees and have counsel revise Exhibit 5.1 to remove any references to guarantees.

4. Please refer to the seventh opinion. Please have counsel revise its opinion to provide a binding obligation opinion with respect to the units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

5. We note that the forms of Senior Indenture and Subordinated Indenture filed as Exhibits 4.9 and 4.10, respectively, and any debt securities issued pursuant to such indentures are to be governed by New York law. We also note that counsel has limited its opinion to the DGCL. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Kenneth J. Najder
        Jones Walker L.L.P.